                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               Amendment No. 1

                 Under the Securities Exchange Act of 1934

                 Charles E. Smith Residential Realty L.P.
           --------------------------------------------------------
                                (Name of Issuer)

                Class A Units of Limited Partnership Interest
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      N/A
           --------------------------------------------------------
                                 (CUSIP Number)

  Ernest A Gerardi, Jr, 2345 Crystal Drive, Arlington, VA 22202, (703) 920-8500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 5, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)

CUSIP No.    N/A                SCHEDULE 13D
          ---------          (Amendment No. 1)


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons

     Robert H. Smith
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                      95,771
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                                      2,188,791
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                                         95,771
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                                      2,188,791
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,284,562
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No.    N/A               SCHEDULE 13D
          ---------          (Amendment No. 1)


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons

     Robert P. Kogod
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                      62,392
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                                      2,178,591
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                                         62,392
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                                      2,178,591
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,240,983
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER

         This Amendment No. 1 to the statement on Schedule 13D (this "Statement") relates to Class A common units of limited partnership interest ("Units") of Charles E. Smith Residential Realty L.P., a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 2345 Crystal Drive, Arlington, Virginia 22202.

Item 2.           IDENTITY AND BACKGROUND

         This Statement is being filed by Robert H. Smith and Robert P. Kogod (together, the "Reporting Persons"). The business address of each of the Reporting Persons is 2345 Crystal Drive, Arlington, Virginia 22202.

         Set forth in Appendix I of this Statement and incorporated herein by reference is a list containing the name, business name and address and present principal occupation of each of the Reporting Persons. Neither of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Issuer was formed to acquire, in exchange for Units and other consideration, direct and indirect interests in various real estate assets and related businesses (the "Acquired Assets") from the Charles E. Smith Companies and certain of its affiliates. The acquisition of the Acquired Assets and the issuance of Units in exchange for such assets were consummated simultaneously with the initial public offering ("IPO") of Charles E. Smith Residential Realty, Inc., the general partner of the Issuer (the "General Partner").

         In connection with the IPO of the General Partner and the formation of the Issuer, the Reporting Persons received, directly or through affiliated companies, an aggregate of 2,996,182 Units in exchange for contribution to the Issuer of certain of their assets. These Units became eligible for redemption by the holder into shares of common stock, par value of $.01 per share (the "Common Stock") of the General Partner, on July 1, 1995. After this initial contribution of assets to the Issuer, the Reporting Persons received an additional 65,237 Units from the Issuer on February 20, 1997 pursuant to two similar asset contribution transactions. These Units became eligible for redemption into shares of Common Stock beginning February 20, 1998. On March 5, 1999, the Reporting Persons redeemed an aggregate of 333,334 Units, in which they had shared voting and dispositive power and received in exchange an equal number of shares of Common Stock of the General Partner. Immediately after the redemption, the Reporting Persons donated the shares to a charitable foundation. On March 23, 1999, the Reporting Persons acquired in exchange for their interest in connection with a real property transaction an aggregate of 16,099 Units, which will become redeemable to shares of Common Stock on March 23, 2000 (the "Renaissance Units"). On May 1, 1999, the Reporting Persons disposed 79,905 Units, which were owned by a corporation controlled by the Reporting Persons and their spouses. The disposition occurred in connection with an ordinary business transaction. As of May 1, 1999, the Reporting Persons beneficially owned an aggregate of 2,381,760 of which 2,365,661 Units are eligible for redemption by the holder into Common Stock or cash, at the option of the General Partner.

Item 4.           PURPOSE OF TRANSACTION

         As described in Item 3 above, the Reporting Persons acquired Units in exchange for contribution of certain of their assets to the Issuer. The Reporting Persons do not presently intend to contribute additional assets to the Issuer in exchange for Units but such transactions may occur in the future.

         The Reporting Persons have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present general partner or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's Partnership Agreement or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons beneficially own an aggregate of 2,381,760 Units, which represent approximately 7.4% of the outstanding Units as of May 1, 1999. Information regarding the number and percentage of Units of the Issuer beneficially owned by each of the Reporting Persons is set forth in Appendix I (including Charles E. Smith Management, Inc. the record owner of 1,877,857 Units).

         (b) Information regarding the sole and shared voting and sole and shared dispositive power relating to Units beneficially owned by each of the Reporting Persons is set forth in Appendix I.

         (c) The Reporting Persons have effected two transactions in Units of the Issuer during the past sixty days as set forth in Appendix II.

         (d) No person other than each of the Reporting Persons has the right, either directly or through wholly owned subsidiaries, to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by such person.

         (e)      N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons are not currently parties to any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                   May 13, 1999



                                   /s/ ROBERT H. SMITH
                                   -------------------
                                   Robert H. Smith


                                   /s/ ROBERT P. KOGOD
                                   -------------------
                                   Robert P. Kogod

                                   APPENDIX I


  Name of Reporting Person          Principal Occupation or Employment           Number of Units of Issuer
and Business or Residential                                                     Owned by Reporting Persons
        Address (1)
---------------------------                                                    ----------------------------
                                                                               Sole Voting        Shared
                                                                                    &            Voting &
                                                                               Dispositive      Dispositive
                                                                                  Power          Power (2)
-------------------------------------------------------------------------------------------------------------
Robert H. Smith              Co-Chief Executive and Co-Chairman of the            95,771         2,188,791
                                Board of General Partner of Issuer
---------------------------- ------------------------------------------------ --------------  ---------------
Robert P. Kogod              Co-Chief Executive and Co-Chairman of the            62,392         2,178,591
                                Board of General Partner of Issuer
---------------------------- ------------------------------------------------ --------------  ---------------



----------
(1) The business address of each person listed is 2345 Crystal Drive, Arlington, Virginia 22202.

(2) Includes, where applicable, Units held by the listed person's spouse and/or by corporations controlled by such person (including Charles E. Smith Management, Inc., the record owner of 1,877,857 Units).

                                   APPENDIX II


Within the past 60 pays, the Reporting Persons effected the following dispositions of Units:


                       DATE                               NUMBER OF UNITS
                       ----                               ---------------
                       3/5/99                                333,334

                       5/1/99                                 79,905
